SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                         (Amendment No.   )*

                  NEW ENGLAND BUSINESS SERVICE, INC.
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                          (Name of Issuer)

                    Common Stock ($1.00 par value)
     ------------------------------------------------------------
                    (Title of Class and Securities)

                              643872104
     ------------------------------------------------------------
                            (CUSIP Number)

                         Robert J. Murray c/o
                  New England Business Service, Inc.
                           500 Main Street
                     Groton, Massachusetts, 01471
                            (978) 448-6111
     ------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           January 31, 2001
     ------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No.  643872104
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     1.   Names of Reporting Persons
          I.R.S. Identification nos. of above persons (entities only):

          Robert J. Murray
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     2.   Check the appropriate box if a member of a group*:
          (a)  [  ]       Not
          (b)  [  ]   Applicable
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     3.   SEC use only
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     4.   Source of funds*:  PF/OO  (See Item 3)
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     5.   Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e):  [  ]  Not Applicable
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     6.   Citizenship or place of organization: United States of America
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           Number of           7.   Sole voting power: 426,031
            shares             -----------------------------------------
          beneficially         8.   Shared voting power: 277,270
            owned by           -----------------------------------------
              each             9.   Sole dispositive power: 426,031
           reporting           -----------------------------------------
          person with          10.  Shared dispositive power: 277,270
                               -----------------------------------------
     11.  Aggregate amount beneficially owned by each reporting person:
          703,301 (See Item 5)
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     12.  Check box if the aggregate amount in row 11 excludes certain shares*:  [  ]  Not Applicable
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     13.  Percent of class represented by amount in row 11: 5.3%
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     14.  Type of reporting person*:  IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

  The title and class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $1.00 per share (the "Common Stock"), of New England Business Service, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 500 Main Street, Groton, Massachusetts 01471.

Item 2.  Identity and Background.

  (a)  This Statement is filed by Robert J. Murray, Chairman,
President and Chief Executive Officer of the Company ("Mr.
Murray").

  (b)  Mr. Murray's business address is c/o New England Business
Service, Inc., 500 Main Street, Groton, Massachusetts 01471.

  (c) Mr. Murray's present principal occupation is as the Company's Chairman, President and Chief Executive Officer. The Company designs, produces and distributes business forms, checks, envelopes, labels, greeting cards, signs, stationery and related printed products and distributes packaging, shipping and warehouse supplies, software, work apparel and other business products through direct mail, direct sales, telesales, dealers and the Internet to small businesses throughout the United States, Canada, the United Kingdom and France. The Company also markets and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry primarily in the United States.

  (d) and (e) During the last five years, Mr. Murray has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or fining any violation with respect to such laws.

  (f)  Mr. Murray is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

  (a) On January 31, 2001, Mr. Murray, acquired 200,000 shares of Common Stock in a privately negotiated transaction from Boston Safe Deposit and Trust Company, as trustee of the Jay R. Rhoads, Jr. 1999 Charitable Remainder Unitrust, u/t/d May 11, 1999, pursuant to a letter agreement dated January 31, 2001 (attached hereto as Exhibit 1 and incorporated herein by reference), for an aggregate purchase price of $3,000,000, or $15.00 per share. The shares were purchased in the joint names of Mr. Murray and his wife, Judith A. Murray ("Mrs. Murray"), and were paid for with personal funds, including funds provided pursuant customary margin arrangements between the Murrays and Fleet National Bank.

Item 4.  Purpose of Transaction.

  The purchase of shares of Common Stock described in Item 3 above was made by Mr. Murray for investment purposes. Except as set forth herein, Mr. Murray does not currently have any plans or proposals which would relate to or would result in any of the events or transactions described in paragraphs (a) through (j) of
Item 4 of Schedule 13D. Mr. Murray may, however, (i) form such plans or proposals in the future in connection with his role in the management of the Company or (ii) from time to time, acquire beneficial ownership of additional shares of Common Stock or dispose of some or all shares of Common Stock beneficially owned by him. In addition, Mr. Murray, as an officer of the Company, participates in the Company's stock option plan and is eligible to receive awards under the Company's stock compensation plan.
It is expected that Mr. Murray will continue to acquire shares of Common Stock through the vesting of existing stock options, additional stock option grants and stock awards under such plans.

Item 5.  Interest in Securities of the Issuer.

  (a)  As a result of his purchase of Common Stock described in
Item 3 above, as of January 31, 2001, Mr. Murray may be deemed to be the beneficial owner of 703,301 shares of Common stock, representing approximately 5.3% of the total number of shares of Common Stock outstanding* as of such date. Such 703,301 shares of Common Stock consist of:

  277,270 shares held jointly by Mr. and Mrs. Murray, which include the 200,000 shares purchased as described in Item 3 above;

  418,527 shares underlying options which may be exercised within 60 days of January 31, 2001;

  3,498 restricted shares awarded under the Company's stock compensation plan; and

  4,006 equivalent shares allocated to Mr. Murray's account in the Company's 401(k) plan.

* The 418,527 shares underlying options which may be exercised within 60 days of January 31, 2001 are deemed to be outstanding for purposes of computing such percentage, as required by Rule
13d-3 under the Act.

  (b) Mr. and Mrs. Murray share the power to vote and the power to dispose of the 277,270 shares of Common Stock held jointly by them. In the event of the exercise by Mr. Murray of his options to purchase 418,527 shares of Common Stock, Mr. Murray would hold the sole power to vote and the sole power to dispose of such 418,527 shares of Common Stock. Mr. Murray holds the sole power to vote, but no power to dispose of, the 3,498 restricted shares of Common Stock awarded under the Company's stock compensation plan. Under the terms of the Company's 401(k) plan, Mr. Murray may direct (i) the investment of his account balance among several investment options, including the unitized Company stock fund, and pursuant to this power he may direct the disposition of the equivalent shares allocated to his account, and (ii) the voting of equivalent shares allocated to his account in the unitized Company stock fund.

  During the last five years, Mrs. Murray has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or fining any violation with respect to such laws. Mrs. Murray is not presently employed outside the home, and is a citizen of the United States of America.

  (c) See description of transaction in Item 3. Additionally, on January 16, 2001 the Company contributed $10,000 to Mr. Murray's account in the unitized Company stock fund of the Company's 401(k) plan. Of that $10,000, $6,250 was withheld from Mr. Murray's salary as a pre-tax employee contribution, $2,500 consisted of the Company's employer matching contribution, and $1,250 consisted of an additional profit sharing employer contribution. The unitized Company stock fund is invested principally in shares of Common Stock. A portion of the fund may be invested in short-term securities pending investment in Common Stock to satisfy the fund's liquidity needs. Based on a closing price of $16.3125 per share of Common Stock on January 16, 2001, and assuming that the fund was fully invested in Common Stock, the $10,000 contribution made on Mr. Murray's behalf was invested in approximately 613 equivalent shares of Common Stock.

  (d)  Not Applicable.

  (e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer. (See also Item 3 above).

  Mr. Murray, as an officer of the Company and member of its Board of Directors, is eligible to receive awards under the Company's stock option and stock compensation plans.

Item 7.  Material to be Filed as Exhibits

Exhibit 1  Letter Agreement dated January 31, 2001 between Robert
           J. Murray and Boston Safe Deposit and Trust Company, as Trustee of the Jay R. Rhoads, Jr. 1999 Charitable
           Remainder Unitrust, u/t/d/ May 11, 1999; filed herewith.

Exhibit 2  New England Business Service, Inc. Stock Compensation
           Plan dated July 25, 1994, amended through October 23, 1998. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1998.)

Exhibit 3 Form of Restricted Stock Award Agreement issuable under the Company's Stock Compensation Plan in connection with the Executive Bonus Plans for 1999 and 2000. (Incorporated by reference to Exhibit 10.12 to the Company's Annual
           Report on Form 10-K for the fiscal year ended June 26, 1999.)

Exhibit 4  NEBS 1997 Key Employee and Eligible Director Stock
           Option and Stock Appreciation Rights Plan dated July 25, 1997 (including amendment and restatement of the NEBS 1990
           Key Employee Stock Option and Stock Appreciation Rights
           Plan and the NEBS 1994 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plan), amended through October 23, 1998. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1998.)

Exhibit 5 Stock Option Agreement dated February 2, 1996 between the Company and Robert J. Murray. (Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1998.)

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 5, 2001
------------------------
(Date)

ROBERT J. MURRAY
------------------------
(Signature)

Robert J. Murray
------------------------
(Name)

INDEX TO EXHIBITS

Exhibit 1  Letter Agreement dated January 31, 2001 between Robert
           J. Murray and Boston Safe Deposit and Trust Company, as Trustee of the Jay R. Rhoads, Jr. 1999 Charitable
           Remainder Unitrust, u/t/d/ May 11, 1999; filed herewith.

Exhibit 2  New England Business Service, Inc. Stock Compensation
           Plan dated July 25, 1994, amended through October 23, 1998. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1998.)

Exhibit 3 Form of Restricted Stock Award Agreement issuable under the Company's Stock Compensation Plan in connection with the Executive Bonus Plans for 1999 and 2000. (Incorporated by reference to Exhibit 10.12 to the Company's Annual
           Report on Form 10-K for the fiscal year ended June 26, 1999.)

Exhibit 4  NEBS 1997 Key Employee and Eligible Director Stock
           Option and Stock Appreciation Rights Plan dated July 25, 1997 (including amendment and restatement of the NEBS 1990
           Key Employee Stock Option and Stock Appreciation Rights
           Plan and the NEBS 1994 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plan), amended through October 23, 1998. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1998.)

Exhibit 5 Stock Option Agreement dated February 2, 1996 between the Company and Robert J. Murray. (Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1998.)